August 28, 2008
By Facsimile and U.S. Mail
Ms. Jill Davis
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Global Industries, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 26, 2008
File No. 000-21086
Dear Ms. Davis:
Following are our responses to your comments set forth in a letter dated August 14, 2008 in connection with our Form 10-K for the fiscal year ended December 31, 2007. Our responses are preceded in each case by your comment, so as to facilitate ease of your review.
Form 10-K for the Fiscal Year Ended December 31, 2007
1.	We note your response to comment two of our letter dated July 21, 2008 as well as the additional information sent by facsimile on July 11, 2008 and August 7, 2008. At your earliest convenience, please electronically submit the additional information sent on July 11, 2008 and August 7, 2008 as correspondence in the EDGAR system. With respect to the rollforward of deferred dry docking activity sent on July 11, 2008, please include data for the year ended December 31, 2005 prior to submission. In addition, please tell us:
•	whether the vessels undergo steel replacement in instances that are not based on regulatory requirements and indicate how the company accounts for such costs;

Global Response:

Though the vast majority of steel replacement occurs during regulatory dry docking events, there are two instances in which steel is replaced outside of these regulatory requirements. Steel may be replaced when identified as part of routine maintenance or due to vessel damage. In both instances, the cost of replacing such steel is expensed as incurred as a repair.

•	the frequency in which your vessels undergo steel replacement as required by the marine classification societies;

Ms. Jill Davis
United States Securities and Exchange Commission
August 28, 2008

Global Response:

Vessel steel is replaced when it is identified, by the marine classification societies, as a regulatory requirement to be replaced. These regulations require our vessels to be inspected twice in every five year period. The vast majority of our vessels incur some steel replacement at least once during every five year period.

•	the expected life of the steel that was replaced;

Global Response:

Because we do not componentize our capitalized vessel costs recorded in property and equipment, the expected life of steel that was replaced was the remaining estimated life of our vessels, which ranges from zero to twenty five years.

•	the percentage of steel comprising a vessel, that is typically replaced in a dry docking event; and

Global Response:

The percentage of steel comprising a vessel which is typically replaced in a dry docking event depends upon numerous factors. Such factors include age of the vessel, the location of the steel on the vessel, maintenance and environmental conditions. Typically, the percentage of steel replaced during an inspection which requires the vessel to be removed from the water and dry docked is less than five percent of the steel on the vessel.

•	the reasons for the significant variability in your vessel mobilization and demobilization costs for all periods presented.

Global Response:

We have experienced significant variability in vessel mobilization and demobilization costs for a number of reasons. However, the predominance of variation relates to the proximity of a vessel as it completes a project in relation to the dry docking facility. The proximity of a vessel to a dry docking facility fluctuates because there are only a limited number of locations that can perform the regulatory dry docking procedures on certain of our vessels. Size and capability of a facility as well as availability of service personnel located at a facility are some of the contributing factors that limit the number of suitable facilities. Vessel mobilization and demobilization costs were higher for the year ended December 31, 2007 and the quarterly period ended June 30, 2008 compared to the years ended 2005, 2006 and the quarterly period ended March 31, 2008 primarily because during the fourth quarter of 2007 we towed our largest vessel, the Hercules, from its area of operations in West Africa to a facility located in Portugal that was capable of performing dry docking services on this vessel at a cost of approximately $4.7 million. The vessel remained in dry dock through the end of 2007 into the second quarter of 2008. Upon completion of its inspection, the Hercules was demobilized from Portugal during the second quarter of 2008, returning to operations in West Africa at a cost of approximately $2.2 million.

Ms. Jill Davis
United States Securities and Exchange Commission
August 28, 2008

With respect to the Staff’s request for the electronic submission of the additional information sent on July 11, 2008 and August 7, 2008.

Global Response:

As requested, we electronically submitted the information sent on July 11, 2008 and August 7, 2008 as correspondence in the EDGAR system on August 14, 2008.

With respect to the Staff’s request for a roll forward of deferred dry docking activity for the year ended December 31, 2005.

Global Response:

The following table includes the roll forward of deferred dry docking costs requested by the Staff for the period ended December 31, 2005 as well as comparable information for the quarterly period ended June 30, 2008. Also, included in the table is comparable information for the years ended December 31, 2006 and December 31, 2007 and quarterly period ended March 31, 2008, which was previously submitted to the Staff on our letter dated July 11, 2008.

(in whole dollars)	Year Ended December 31			Quarter ended
Description of dry docking components	2005	2006	2007	March 31, 2008	June 30, 2008
Gross book value at the beginning of the period	$38,177,882	$41,913,547	$34,702,710	$57,290,678	$71,136,701
Removal of fully amortized vessel dry docking costs	(6,650,336)	(21,105,837)	(8,062,683)	(2,742,617)	(994,059)

Adjusted gross book value at the beginning of the period	31,527,546	20,807,710	26,640,027	54,548,061	70,142,642

Add deferred dry docking costs incurred during the period Rental of dry dock facilities and services	3,106,673	1,528,004	4,168,181	2,802,933	1,694,134
Vessel mobilization and demobilization	235,285	234,412	6,856,182	91,345	2,368,869
Third party inspection fees	48,671	90,770	201,233	22,486	124,134
Required steel replacement	4,941,071	9,463,536	14,718,941	12,729,271	19,794,464
Inspection of machinery, safety and navigation equipment	1,610,759	1,627,995	1,480,920	471,740	112,563
Crew costs and expenditures for accommodations for required activities	443,542	950,283	3,225,194	470,865	1,387,118

Subtotal of additions	10,386,001	13,895,000	30,650,651	16,588,640	25,481,282

Gross book value at the end of the period	41,913,547	34,702,710	57,290,678	71,136,701	95,623,924

Less accumulated amortization	(36,251,675)	(42,136,175)	(34,618,890)	(29,290,959)	(29,678,687)
Removal of fully amortized vessel dry docking costs	6,650,336	21,105,837	8,062,683	2,742,617	994,059

Adjusted accumulated amortization	(29,601,339)	(21,030,338)	(26,556,207)	(26,548,342)	(28,684,628)

Book value at the end of the period	$12,312,208	$13,672,372	$30,734,471	$44,588,359	$66,939,296

Note: Dry docking costs are capitalized and amortized using the straight-line method through the date of the next scheduled dry docking.
Finally, please provide a detail of the book value of your deferred dry docking costs by component as of December 31, 2007, December 31, 2006, December 31, 2005, March 31, 2008 and June 30, 2008. Please contact us to discuss after you provide this information.

Ms. Jill Davis
United States Securities and Exchange Commission
August 28, 2008

Global Response:
The table below sets forth the book value of deferred dry docking costs by component as of the dates requested. We will contact the Staff promptly to discuss this information.

(in whole dollars)	December 31			March 31	June 30
Description by components	2005	2006	2007	2008	2008
Rental of dry dock facilities and services	$2,441,868	$1,941,418	$4,463,497	$6,776,002	$8,354,448
Vessel mobilization and demobilization	355,960	241,843	4,780,022	4,694,752	6,749,596
Third party inspection fees	113,668	83,790	204,207	205,224	304,562
Required steel replacement	6,182,569	8,455,094	16,067,597	27,178,850	43,329,719
Inspection of machinery, safety and navigation equipment	1,994,451	1,872,777	1,982,234	2,274,894	3,586,515
Crew costs and expenditures for accommodations for required activities	1,223,692	1,077,450	3,236,914	3,458,637	4,614,456

Total book value	$12,312,208	$13,672,372	$30,734,471	$44,588,359	$66,939,296

Closing Comments
     In connection with our responses to your comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Jeffrey B. Levos
Jeffrey B. Levos
Senior Vice President and Chief Financial Officer